Exhibit 99.1

EchoStar Announces Financial Results for the Three and Nine Months Ended September 30, 2022

Englewood, CO, November 2, 2022—EchoStar Corporation (NASDAQ: SATS) announced its financial results for the three and nine months ended September 30, 2022.

Three Months Ended September 30, 2022 Financial Highlights:

•Consolidated revenue of $497.4 million.
•Consolidated net income of $19.6 million, consolidated net income attributable to EchoStar common stock of $22.4 million and basic and diluted earnings per share of common stock of $0.27.
•Consolidated Adjusted EBITDA of $158.8 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Nine Months Ended September 30, 2022 Financial Highlights:

•Consolidated revenue of $1,498.2 million.
•Consolidated net income of $119.0 million, consolidated net income attributable to EchoStar common stock of $127.7 million, and basic and diluted earnings per share of common stock of $1.51.
•Consolidated Adjusted EBITDA of $492.4 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“During the third quarter of 2022, the EchoStar team continued to optimize operations and asset yields, delivering a solid performance,” said Hamid Akhavan, CEO and President of EchoStar. “We remain focused on operating the business in an efficient manner while also preparing for the launch of our EchoStar XXIV/JUPITER 3 satellite. We have capitalized on enterprise market opportunities, and I am pleased that we have increased sales of equipment, primarily developed in-house, for both the three and nine month periods ending September 30, compared to the same periods last year. We continue to seek opportunities in pursuit of our strategy of being a global connectivity and services provider.”

Three Months Ended September 30, 2022 - Additional Information:

•Consolidated revenue decreased 1.4% or $7.3 million year over year. Lower service revenue of $31.4 million, primarily due to lower broadband consumer customers, was partially offset by higher equipment sales of $24.1 million to our domestic and international enterprise customers. The decrease includes an estimated negative foreign exchange impact of $3.8 million.
•Consolidated net income decreased $10.7 million year over year. The decrease was primarily due to lower operating income of $15.6 million and an unfavorable change in investments of $13.8 million. These items were partially offset by lower net interest expense of $10.9 million, lower net income tax expense of $6.6 million, and lower losses on foreign exchange of $3.8 million.
•Consolidated Adjusted EBITDA decreased 15.1% or $28.2 million year over year.
◦Hughes segment adjusted EBITDA decreased $25.4 million year over year. The decrease was driven by lower gross margin due primarily to a change in revenue mix.
◦ESS segment adjusted EBITDA increased $1.1 million year over year.
◦Corporate and Other segment adjusted EBITDA decreased $3.9 million year over year. The decrease was primarily due to higher corporate expenses and lower earnings of unconsolidated affiliates, net, of $1.3 million.
•Hughes broadband subscribers totaled approximately 1,285,000, declining 61,000 from June 30, 2022. Current capacity limitations as well as competitive pressures are impacting consumer subscriber levels. In Latin America, subscriber levels were also impacted by adverse economic conditions, more selective customer screening, and capacity allocation to higher economic value enterprise and government applications.
•For the three months ended September 30, 2022, approximately 60% of Hughes segment revenue was attributable to consumer customers with approximately 40% attributable to enterprise customers.
•Cash, cash equivalents and current marketable investment securities were $1.6 billion as of September 30, 2022.
•During the three months ended September 30, 2022, we purchased 593,643 shares of our Class A common stock in open market trades.
•The Jupiter 3/EchoStar XXIV satellite continues to progress at Maxar and is expected to be launched during the first half of 2023
Set forth below is a table highlighting certain of EchoStar’s segment results for the three and nine months ended September 30, 2022 and 2021 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Revenue
Hughes	$489,565	$496,937	$1,475,512	$1,465,073
EchoStar Satellite Services	4,981	4,436	14,305	12,808
Corporate and Other	2,841	3,287	8,420	9,195
Total revenue	$497,387	$504,660	$1,498,237	$1,487,076

Adjusted EBITDA
Hughes	$177,574	$202,997	$544,284	$612,251
EchoStar Satellite Services	3,447	2,319	9,658	6,481
Corporate & Other:
Corporate overhead, operating and other	(22,521)	(19,974)	(62,265)	(61,940)
Equity in earnings (losses) of unconsolidated affiliates, net	319	1,630	759	2,615
Total Corporate & Other	(22,202)	(18,344)	(61,506)	(59,325)
Total Adjusted EBITDA	$158,819	$186,972	$492,436	$559,407

Net income (loss)	$19,550	$30,217	$118,968	$142,804
Expenditures for property and equipment	$61,457	$89,537	$249,374	$352,003

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Net income (loss)	$19,550	$30,217	$118,968	$142,804
Interest income, net	(14,183)	(5,725)	(29,677)	(16,914)
Interest expense, net of amounts capitalized	13,845	16,313	43,125	79,848
Income tax provision (benefit), net	13,195	19,748	51,367	63,047
Depreciation and amortization	110,233	120,596	347,224	368,864
Net loss (income) attributable to non-controlling interests	2,853	3,192	8,736	6,419
EBITDA	145,493	184,341	539,743	644,068
(Gains) losses on investments, net	10,077	(3,748)	(48,071)	(112,981)
Impairment of long-lived assets	—	—	711	245
Litigation Expense	—	—	—	16,800
License fee dispute - India, net of non-controlling interests	444	(262)	—	(708)
Loss on Debt Repurchase	—	—	—	1,938
Foreign currency transaction (gains) losses, net	2,805	6,641	53	10,045
Adjusted EBITDA	$158,819	$186,972	$492,436	$559,407

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended September 30, 2022 and 2021 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, November 3, 2022 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at https://register.vevent.com/register/BIe14657de944641eeb7839877222163e8.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2021 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$901,269	$535,894
Marketable investment securities	666,904	1,010,496
Trade accounts receivable and contract assets, net	243,683	182,063
Other current assets, net	229,214	198,444
Total current assets	2,041,070	1,926,897
Non-current assets:
Property and equipment, net	2,251,258	2,338,285
Operating lease right-of-use assets	147,811	149,198
Goodwill	532,570	511,086
Regulatory authorizations, net	460,084	469,766
Other intangible assets, net	16,323	13,984
Other investments, net	352,778	297,747
Other non-current assets, net	323,411	338,241
Total non-current assets	4,084,235	4,118,307
Total assets	$6,125,305	$6,045,204

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$95,019	$109,338
Contract liabilities	127,584	141,343
Accrued expenses and other current liabilities	183,613	209,442
Total current liabilities	406,216	460,123
Non-current liabilities:
Long-term debt, net	1,496,578	1,495,994
Deferred tax liabilities, net	434,043	403,684
Operating lease liabilities	133,197	134,897
Other non-current liabilities	119,719	136,426
Total non-current liabilities	2,183,537	2,171,001
Total liabilities	2,589,753	2,631,124

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both September 30, 2022 and December 31, 2021	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 58,604,927 shares issued and 35,291,616 shares outstanding at September 30, 2022 and 58,059,622 shares issued and 38,726,923 shares outstanding at December 31, 2021	59	58
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both September 30, 2022 and December 31, 2021	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2022 and December 31, 2021	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2022 and December 31, 2021	—	—
Additional paid-in capital	3,361,219	3,345,878
Accumulated other comprehensive income (loss)	(180,339)	(212,102)
Accumulated earnings (losses)	784,170	656,466
Treasury shares, at cost	(525,824)	(436,521)
Total EchoStar Corporation stockholders' equity	3,439,333	3,353,827
Non-controlling interests	96,219	60,253
Total stockholders' equity	3,535,552	3,414,080
Total liabilities and stockholders' equity	$6,125,305	$6,045,204

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Revenue:
Services and other revenue	$401,382	$432,739	$1,234,890	$1,294,355
Equipment revenue	96,005	71,921	263,347	192,721
Total revenue	497,387	504,660	1,498,237	1,487,076
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	145,189	138,179	430,553	410,515
Cost of sales - equipment (exclusive of depreciation and amortization)	74,329	62,328	213,497	161,982
Selling, general and administrative expenses	111,421	112,986	342,682	341,143
Research and development expenses	9,181	7,974	25,562	22,960
Depreciation and amortization	110,233	120,596	347,224	368,864
Impairment of long-lived assets	—	—	711	245
Total costs and expenses	450,353	442,063	1,360,229	1,305,709
Operating income (loss)	47,034	62,597	138,008	181,367
Other income (expense):
Interest income, net	14,183	5,725	29,677	16,914
Interest expense, net of amounts capitalized	(13,845)	(16,313)	(43,125)	(79,848)
Gains (losses) on investments, net	(10,077)	3,748	48,071	112,981
Equity in earnings (losses) of unconsolidated affiliates, net	(1,426)	74	(4,441)	(2,596)
Foreign currency transaction gains (losses), net	(2,805)	(6,641)	(53)	(10,045)
Other, net	(319)	775	2,198	(12,922)
Total other income (expense), net	(14,289)	(12,632)	32,327	24,484
Income (loss) before income taxes	32,745	49,965	170,335	205,851
Income tax benefit (provision), net	(13,195)	(19,748)	(51,367)	(63,047)
Net income (loss)	19,550	30,217	118,968	142,804
Less: Net loss (income) attributable to non-controlling interests	2,853	3,192	8,736	6,419
Net income (loss) attributable to EchoStar Corporation common stock	$22,403	$33,409	$127,704	$149,223

Earnings (losses) per share - Class A and B common stock:
Basic	$0.27	$0.38	$1.51	$1.64
Diluted	$0.27	$0.38	$1.51	$1.64

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the nine months ended September 30,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$118,968	$142,804
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	347,224	368,864
Impairment of long-lived assets	711	245
Losses (gains) on investments, net	(48,071)	(112,981)
Equity in losses (earnings) of unconsolidated affiliates, net	4,441	2,596
Foreign currency transaction losses (gains), net	53	10,045
Deferred tax provision (benefit), net	28,901	45,950
Stock-based compensation	8,401	5,913
Amortization of debt issuance costs	583	2,192
Other, net	35,609	16,691
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(63,563)	(20,894)
Other current assets, net	(26,402)	(7,841)
Trade accounts payable	657	(15,386)
Contract liabilities	(13,759)	30,066
Accrued expenses and other current liabilities	(27,004)	(103,457)
Non-current assets and non-current liabilities, net	(23,432)	63,055
Net cash provided by (used for) operating activities	343,317	427,862

Cash flows from investing activities:
Purchases of marketable investment securities	(540,447)	(1,452,982)
Sales and maturities of marketable investment securities	917,077	2,099,815
Expenditures for property and equipment	(249,374)	(352,003)
Expenditures for externally marketed software	(16,926)	(25,634)
India JV formation	(7,892)	—
Dividend received from unconsolidated affiliate	2,000	—
Sale of unconsolidated affiliate	7,500	—
Purchase of other investments	—	(50,000)
Sales of other investments	3,070	10,951
Net cash provided by (used for) investing activities	115,008	230,147

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	—	(901,818)
Payment of finance lease obligations	(114)	(578)
Payment of in-orbit incentive obligations	(2,422)	(1,800)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	7,173	7,288
Treasury share repurchase	(89,303)	(229,383)
Contribution by non-controlling interest holder	—	9,880
Other, net	—	(966)
Net cash provided by (used for) financing activities	(84,666)	(1,117,377)

Effect of exchange rates on cash and cash equivalents	(3,123)	(3,114)
Net increase (decrease) in cash and cash equivalents	370,536	(462,482)
Cash and cash equivalents, including restricted amounts, beginning of period	536,874	896,812
Cash and cash equivalents, including restricted amounts, end of period	$907,410	$434,330